SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            RELM WIRELESS CORPORATION
                       (Name of Subject Company (Issuer))

                        WIRELESS AGE COMMUNICATIONS, INC.
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.60 PER SHARE
                         (Title of Class of Securities)

                             -----------------------

                                    759525108
                      (CUSIP Number of Class of Securities)

                                  John Simmonds
                             Chief Executive Officer
                        Wireless Age Communications, Inc.
                                13980 Jane Street
                      King City, Ontario, Canada, L7B 1A3,
                            Telephone: (905) 833-0808
                            Facsimile: (905) 833-6942

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                               Travis Gering, Esq.
                              Wuersch & Gering, LLP
                          11 Hanover Square, 19th Floor
                            New York, New York 10005
                            Telephone: (212) 509-5050
                            Facsimile: (212) 509-9559

                            CALCULATION OF FILING FEE

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Transaction Valuation                                   Amount of Filing Fee
Not applicable*                                         Not Applicable*
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

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

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|_|   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable           Filing Party: Not applicable
Form or Registration No.: Not applicable          Date Filed: Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

WIRELESS AGE COMMUNICATION, INC. PROPOSES STRATEGIC TRANSACTION WITH RELM WIRELESS CORPORATION

Open Letter to the Relm Wireless Board of Directors.

On July 21, 2004, Wireless Age Communications, Inc., a company headquartered at 13980 Jane Street, King City, Ontario, Canada, L7B 1A3, delivered an open letter to the Board of Directors of Relm Wireless Corporation regarding a strategic transaction with Relm Wireless Corporation. The text of the letter follows:

July 21, 2004

VIA TELECOPIER

Board of Directors
Relm Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904
Attention: Mr. George N. Benjamin, III, Mr. David P. Storey, Mr. Ralph R. Whitney Jr., Mr. James C. Gale, Mr. Donald F.U. Goebert and Mr. Randolph K. Piechocki

Re: Strategic Transaction

Gentlemen,

We have received the response by the Board of Directors of Relm Wireless Corporation ("Relm Wireless") to the Wireless Age Communications, Inc. ("Wireless Age") proposal for a stock-for-stock merger proposal offer which you have declined. We believe it is appropriate for you to demonstrate your fiduciary duties to your shareholders to enter into good faith negotiations to conclude a transaction.

Pursuant to our offer, Relm Wireless shareholders would have the ability to receive two shares of Wireless Age common stock in respect of each share of Relm Wireless.

Conversely to the Relm Wireless Board's perception of our offer, we note that the public capital markets responded overwhelmingly in favor of our proposal. As of the date of this letter the Relm Wireless stock price is trading at a premium in value of approximately 10% over recent three month prices. In addition, recent Relm Wireless stock trading volume activity also increased dramatically, reaching almost 2,000% of the prior day's activity on the first trading day after our announcement. We believe that the foregoing public reaction to our offer merits further attention by the Board of Relm Wireless and on behalf of all Relm Wireless stock holders we recommend that you reconsider your initial reaction to our proposal.

As noted in our initial offer letter to you, we believe our proposal for unlocking Relm Wireless shareholder value through combined operations will be a far superior alternative to the Relm Wireless shareholders. We are prepared to commit the resources necessary to promptly complete this transaction.

We note that if you are unwilling to reconsider our offer, which we believe is in the best interests of the Relm Wireless shareholders, we intend to make our offer directly to the Relm Wireless shareholders.

We look forward to hearing from you and working constructively with you.

Regards,

WIRELESS AGE COMMUNICATIONS, INC.


By: /s/ John Simmonds
--------------------------------------
John Simmonds, Chief Executive Officer

THIS LETTER IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF RELM WIRELESS CORPORATION OR WIRELESS AGE COMMUNICATIONS, INC. WIRELESS AGE COMMUNICATIONS, INC. INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY WIRELESS AGE COMMUNICATIONS, INC. WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

This Letter contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Wireless Age cannot provide assurances that the tender offer described in this Letter will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Wireless Age's Securities and Exchange Commission filings.